Inchcape Testing Services                               Telephone (604) 520-3321
Warnock Hersey

211 Schoolhouse Street, Coquitlam, B.C.  V3K 4X9 Canada       Fax (604) 524-9186

Report of:        Product Evaluation

At:               Coquitlam Laboratory                        Date:   Aug. 23/95

Project:          488-5011                                      Report No.  1/95

Reported to:      Cryopak Corporation                          Order No.: L04506
                  1120-625 Howe Street
                  Vancouver, BC                                   Page:   1 of 3
                  V6C Z176          Attention: Mr. Don Easterbrook

INTRODUCTION

At the request of Cryopak Corporation, Inchcape Testing Services/Warnock Hersey has conducted a temperature study on salmon packaged in styrofoam boxes for overseas shipment. Five separate tests were conducted for a period of up to 48 hours with constant temperature monitoring.

The purpose of the study was to determine the optimum combination of cooling packs, placement aud number of cooling packs and ambient temperature to keep the packages under 55 degrees F. Parameters set by Cryopak were: 55 degrees F or 48 hours, whichever came first.

Each scenario utilized six thermocouples in the centre of each face of the styrofoam box. The the thermocouples were placed on the internal surface of each face.

Note:Thermocouple #6 was placed at the bottom of each box and represents the temperature of the fish.

The five test scenarios were as follows.

Test #1

Ambient temperature:                73.4 degrees F
Test condition:                     1 Cryomat on top of fish

Test # 2

Ambient temperature:                73.4 degrees F
Test condition:                     2 Cryomat on top of fish

Test #3

Ambient temperature:                73.4 degrees F
Test condition:                     2 Cryomats on top of fish, 1 Cryomat on
                                    bottom

Cryopak Corporation                                                   Aug. 23/95
Report No. 1/95                                                      Page 2 of 3

INTRODUCTION - Continued

Test # 4

Ambient temperature:                73.4 degrees F
Test condition:                     1 Crypack at each end of fish

Test # 5

Ambient temperature:                50 degrees F
Test condition.                     2 Cryomats on top of fish

PRODUCT TESTED

Cryomat Thermal Ice Blanket - 16.5 inch x 8.5 inch

Solution consists of: Neutral PH distilled and/or deiodized water and other materials certified by the USFDA and Canadian Agriculture accepted as food grade chemicals.

Typical Gelpacks.

SUMMARY/CONCLUSION

Test #3 was found to be the optimum combination as shown on the corresponding graph. The time taken to reach 55 degrees F was 30 hours.

Test #5 was conducted at an ambient temperature of 50 degrees F and therefore would not realistically be expected to reach 55 degrees F. After 24 hours the temperature of the fish was 40 degrees F, which is a rise of 3 degrees F from test initiation.

One of the gelpacks of Test #4 was still partially frozen after 48 hours although thermocouple #6 had attained a temperature of 60 degrees F.

Cryopak Corporation                                                   Aug. 23/95
Report No. 1/95                                                      Page 3 of 3


TEST RESULTS

Test #1           22 hours - results extrapolated from graph

Test #2           23 hours

Test #3           30 hours

Test #4           14 hours

Test #5           Temperature after 24 hours was 40 degrees F

WARNOCK HERSEY PROFESSIONAL SERVICES LTD.

Tested by:                 /s/ Michael Hayton
                           ------------------
                           Michael Hayton
                           Technologist
                           Materials Testing Division

Reviewed by:               /s/ Geri Nishio
                           ---------------
                           Geri Nishio
                           Technologist

                           Materials Testing Division

GN/gr

                                     TEST 1
                            1 Cryomat on top of Fish

The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

Graph depicts range of temperatures at 20 degree intervals from 0 to 80 degrees F and times in 5 hour intervals from 0 to 25 hours for ambient and for following parts of box: lid, back, front, left side, right side, and bottom. Ambient marks are fairly constant line about two-thirds of the way between the 60 degree F and 80 degree F marks. Back of box marks start about 3/4 of the way between 20 and 40 degrees, drop down slightly at the second mark and then curve upward, first gradually to about 40 degrees F at the 5 hour mark and ending up about 3/4 of the way to 60 degrees F at the 20 hour mark. Front of box marks start slightly above 40 degrees F and slops upward to about 3/4 of the way to 60 degrees F at 20 hours. Left side of box marks start slightly below 40 degrees F and stay fairly constant for the first five hours, then slope upwards (first gradually, then slightly more steeply), ending at about 50 degrees F at 20 hours. Right side of box marks start about 1/3 of the way between 40 and 60 degrees F and stay fairly constant for the first five hours, then jump up to about 50 degrees F suddenly and slope gradually upwards, ending at just above 60 degrees F at 20 hours. Bottom of the box marks start about 4/5 of the way between 20 and 40 degrees F and curve very gradually to just above 40 degrees F at the 15 hour mark, then more dramatically, ending up about half-way between 40 and 60 degrees F at the 20 hour mark.

                                     TEST 2
                            2 Cryomat on top of Fish

The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

Graph depicts range of temperatures at 20 degree intervals from 0 to 80 degrees F and times in 5 hour intervals from 0 to 25 hours for ambient and for following parts of box: lid, back, front, left side, right side, and bottom. Ambient marks are slighly wavering but mostly constant line about two-thirds of the way between the 60 degree F and 80 degree F marks. Lid of box marks start at about 30 degrees F, jump up to about 3/4 of the way between 20 and 40 degrees F just before the five hour mark, climb slowly up to about 40 degrees F just after the 10 hour mark, curve sharply up to about 1/3 of the way between 40 and 60 degrees F at about half-way between 10 and 15 hours and then curve more slowly up to about 3/4 of the way between 40 and 60 degrees F at just before the 25 hour mark. Back of box marks start at just above 40 degrees F and curve slowly up to about 1/3 of the way between 40 and 60 degrees F at the 10 hour mark, then curve more steeply, ending up 3/4 of the way between 40 and 60 degrees F at just before the 25 hour mark. The front of box marks start at the 40 degree mark and stay there until just past the 5 hour mark, then climb up slowly; reaching a point just under 3/4 of the way between 40 and 60 degrees F at just before the 25 hour mark. The marks for the left and right sides of the box both start just above 20 degrees F and almost immediately climb up to about half way between the 20 and 40 degree F marks, where they remain constant until just after the 10 hour point, at which time the left side marks climb steadily until they reach a point about 4/5 of the way between the 40 and 60 degree F marks at just before 25 hours, while the right side marks stay half way between 20 and 40 degrees F until just before the 15 hour point, at which time they curve sharply up and rejoin the left side marks, ending at a point about 4/5 of the way between the 40 and 60 degree F marks at just before 25 hours. The bottom of the box marks start just above 40 degrees F and drop sharply down to about 2/3 of the way between 20 and 40 degrees F at just before the 5 hour mark, then climb gradually upward, ending at about half way between 40 and 60 degrees F at just before the 25 hour mark.

                                     TEST 3
                  2 Cryomat on top of Fish, 1 Cryomat on Bottom

The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

Graph depicts range of temperatures at 20 degree intervals from 0 to 80 degrees F and times in 10 hour intervals from 0 to 40 hours for ambient and for following parts of box: lid, back, front, left side, right side, and bottom. Ambient marks are wavering more dramatically than in the previous tests, but are still a mostly constant line about two-thirds of the way between the 60 degree F and 80 degree F marks. Lid of box marks start about 1/4 of the way between the 20 and 40 degree F marks, immediately climbs to about half way between these two marks, where they remain until just over 1/3 of the way between the 0 and 10 hour marks, then jumps slightly to just above the previous marks and remains there until half way between 10 and 20 hours before climbing sharply to about 1/4 of the way between 40 and 60 degrees F at the 20 hour mark and ending about 2/3 of the way between these two marks at 30 hours. Back of box marks start just above the half way mark between 20 and 40 degrees F, immediately make a slight dip and then curve gradually upward, arriving at the 40 degrees F mark about 3/4 of the way between 10 and 20 hours, where it joins the back of box marks and ends up 2/3 of the way between 40 and 60 degrees F at the 30 hour mark. Left side marks start about half way between 20 and 40 degrees F and curve sharply upwards, reaching 40 degrees F about 1/4 of the way between 0 and 10 hours, then taper off to a slow climb, ending up about 1/4 of the way between 60 and 80 degrees F at 30 hours. Right side marks start approximately 1/4 of the way between 20 and 40 degrees F and immediately start to curve sharply upwards, before tapering off at just above half way between 20 and 40 degrees F at half way between 0 and 10 hours, then rising very gradually to just above this point at the 10 hour mark, then very steeply, ending up at 60 degrees F at the 30 hour mark. Bottom marks start just under half-way between 20 and 40 degrees F, then jump to just over half-way between these two temperatures at about half way between 0 and 10 hours, remaining there until about 2/3 of the way between 10 and 20 hours, at which point they climb sharply up to end 2/3 of the way between 40 and 60 degrees at the 30 hour mark.

                                     TEST 4
                          1 Gel Pack at each End of Box

The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

Graph depicts range of temperatures at 20 degree intervals from 0 to 80 degrees F and times in 10 hour intervals from 0 to 30 hours for ambient and for following parts of box: lid, back, front, left side, right side, and bottom. Ambient marks are a mostly constant line about two-thirds of the way between the 60 degree F and 80 degree F marks. Lid marks start about half way between 40 and 60 degrees F and rise constantly but very gradually, ending just under 60 degrees F at about 3/4 of the way between 20 and 30 hours. Back of box marks start about 2/3 of the way between 40 and 60 degrees F and rise even more gradually merging into the lid marks about half way between 10 and 20 hours and ending just under 60 degrees F at about 3/4 of the way between 20 and 30 hours. Front of box marks start just above those for the lid and merge into them almost immediately, following the same path to the end of the lid marks. Left side marks start just under the 40 degree F mark and rise immediately to just above the 40 degree mark, where they remain constant until just after 20 hours, at which point they rise sharply, ending about 3/4 of the way between 40 and 60 degrees F at about 3/4 of the way between 20 and 30 hours. Right side marks start slightly above 20 degrees F and climb sharply up to about 3/4 of the way between 20 and 40 degrees F at about 1/4 of the way between 0 and 10 hours, remaining constantly at this temperature until the end just before 30 hours. Bottom of box marks start just above 20 degrees F, jump up to about 3/4 of the way between 20 and 40 degrees F about 1/4 of the way between 0 and 10 hours, and remain their constantly until the end of the test at about 3/4 of the way between 20 and 30 hours.

                                     TEST 5
                    2 Cryomats on Top of Fish at 50 F Ambient

The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

Graph depicts range of temperatures at 5 degree intervals from 30 to 55 degrees F and times in 10 hour intervals from 0 to 30 hours for ambient and for following parts of box: lid, back, front, left side, right side, and bottom. Ambient temperature varies wildly but systematically: starting about 1/4 of the way between 45 and 50 degrees F, jumps up to 2/3 of the way between these two temperatures, then back down to the 45 degree F mark, then back up to 4/5 of the way to 50 degrees, then back down to about 1/4 of the way between 45 and 50 degrees, then back up a little closer to 50, then dropping all the way down to 40 degrees F just past the half way mark between 0 and 10 hours, with this pattern repeating again in a series of six small jump/plunge combinations before another large plunge down to 40 degrees F just before the 20 hour mark and then four more jumps and plunges before the test end about 3/4 of the way between 20 and 30 hours. Lid of box starts half way between 30 and 35 degrees F and climbs almost immediately to 35 degrees F, where it stays near constant (just wavering slightly up and down) until about 2/3 of the way between 10 and 20 hours, at which time it climbs suddenly up til it reaches about half way between 40 and 45 degrees F at test end. Back of box starts just below 40 degrees, climbs immediately to just above this mark and then back to just above where it started, repeating this pattern of climbing to just above previous high and dropping down to just above previous low consistently until it ends about 2/3 of the way between 40 and 45 degrees at test end. Front of box marks start about 2/3 of the way between 35 and 40 degrees and stay there constantly, with just a slight waver, until about 2/3 of the way between 10 and 20 hours, at which time they climb gradually to about 1/3 of the way between 40 and 45 degrees at test end. Left side, right side, and bottom box marks are all clustered together, starting out half-way between 35 and 40 degrees F, curving downward to about 1/3 of the way between those two temperatures, where they remain constant but wavering until about the 20 hour mark, then climb slowly, with the left side and bottom ending up about 2/3 of the way between 35 and 40 degrees and the right side climbing slightly more steeply and ending up just above the 40 degree mark at test end.